Exhibit 11.2

Consent of Independent Accountants

The Members of

Rabble One, LLC, Rabble One Series A and Rabble One Series B

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our independent accountant’s report dated May 24, 2017, relating to the balance sheets of Rabble One, LLC, Rabble One Series A and Rabble One Series B as of December 31, 2016. We also consent to the reference to us under the heading “Experts” in such Offering Statement.

May 24, 2017

PKF O’CONNOR DAVIES, LLP

300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O’Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.